Exhibit 99.5 Q2 FY21 MANAGEMENT PRESENTATION 10 November 2020

James Hardie Q2 FY21 Results CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward- looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Management Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business, including the impact of COVID-19; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Management Presentation except as required by law. USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. Page 2

James Hardie Q2 FY21 Results AGENDA • Strategy Update Dr. Jack Truong Chief Executive Officer • Q2 FY21 Financial Results • Questions and Answers Jason Miele Chief Financial Officer Page 3

STRATEGY UPDATE

James Hardie Q2 FY21 Results GLOBAL STRATEGY: ON TRACK AND ACCELERATING Year 1: FY20 Year 2: FY21 Year 3: FY22 Begin the Shift from Big, Build on our Momentum Develop New Global SMALL, to Small, BIG Company As a Global Company Growth Platforms . Develop World Class Manufacturing . Continue to execute and deliver . Continue to execute and deliver capabilities via LEAN consistent financial results, quarter consistent, profitable global growth . Become more customer focused via on quarter . Launch the first Innovation Platform Push/Pull strategy . Engage and integrate supply chain in NA, EU, and AUS . Deliver consistent financial results, operations with our customers to quarter on quarter service the market seamlessly with optimal working capital FY20 Results: . Global Pandemic helps us accelerate:  7+% PDG and 26% Adjusted EBIT Margin in North America - Market share gain  Adjusted NOPAT +17% YoY - Working Capital Improvements  Operating Cash Flow +48% YoY . Delivered Record Worldwide Financial Results in Q2 FY21  Strong growth above market and returns in all 3 regions (NA, EU, APAC) Integrated and Globally Connected Management System Page 5

James Hardie Q2 FY21 Results

GLOBAL GROWTH AND STRONG RETURNS


Global Quarterly Net Sales US$ and Adjusted EBIT Margin %- Record Quarter
$800
$700
$600
$500
$400
$300
$200
$100
Global Quarterly Net Sales US$ Millions
24%
22%
20%
18%
16%
14%
12%
10%
Global Adjusted EBIT Margin %
PUSH-PULL Strategy Began
Q2 FY20
Integration of Fermacell
Q1 FY19
LEAN Mfg Started in NA
Q4 FY19
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21
Global Net Sales US$
Global Adjusted EBIT Margin %

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James Hardie Q2 FY21 Results UPDATE ON LEAN PROGRESS – Q1 FY20 TO Q2 FY21 Actual NA LEAN COGS Savings vs FY19 Baseline Actual Global LEAN COGS Savings vs FY19 Baseline 60 60 62.0 50 50 40 45.7 40 30 30 US$ Millions 20 US$ Millions 20 10 10 13.7 9.2 9.4 9.2 10.1 11.0 13.2 7.4 8.3 8.4 4.8 0 3.0 0 Q1 FY20 Q2 FY20 Q3 FY20 Q4 FY20 Q1 FY21 Q2 FY21 Cumulative Q1 FY20 Q2 FY20 Q3 FY20 Q4 FY20 Q1 FY21 Q2 FY21 Cumulative To Date To Date Cumulative Inception to Date Savings Cumulative Inception to Date Savings COGS Savings Versus FY19 Baseline COGS Savings Versus FY19 Baseline • In addition to cost savings, LEAN execution unlocked an incremental 12% effective operating capacity across NA network of plants LEAN Execution Continues to Deliver Cost Savings and Unlock Incremental Capacity Page 7

James Hardie Q2 FY21 Results ENGAGE AND INTEGRATE WITH OUR CUSTOMERS NA Net Sales and Inventory 550 300 • NA Net Sales increased US$85 million (+20%) 530 515 280 while inventory decreased US$76 million (-35%) 510 260 over the past 9 months 490 218 475 240 470 452 220 - Improved integration with our customers to flow 450 200 products from our network of plants through our 430 205 430 167 180 customers seamlessly to the job sites 410 142 160 Net SalesNet US$ Millions 390 140 US$ Millions Inventory - Increased share gain while optimizing working capital 370 120 for our customers 350 100 Q3 FY20 Q4 FY20 Q1 FY21 Q2 FY21 Net Sales $ Inventory $ Page 8

James Hardie Q2 FY21 Results OPERATING CASH FLOW Operating Cash Flow • Operating Cash Flow was US$416.8 million, an increase of US$165 million (+66%) over First Half 450 416.8 FY20 400 - Continued momentum of profitable sales growth 350 while managing working capital seamlessly for our customers and our network of plants 300 251.8 250 • US$885.9 million of liquidity on 30 Sept 2020 199.4 200 183.5 - An increase of US$376.1 million (+74%) since 31 161.2 160.6 147.9 130.9 March 2020 150 120.5 100 Operating Cash FlowMillions US$ Cash Operating • Leverage ratio of 1.32x on 30 September 2020 50 - Improved from 1.9x on 31 March 2020 0 1H 2H 1H 2H 1H 2H 1H 2H 1H FY17 FY17 FY18 FY18 FY19 FY19 FY20 FY20 FY21 Continued Profitable Growth Momentum with Optimized Working Capital Delivered Step Change in Operating Cash Flow Page 9

Q2 FY21 FINANCIAL RESULTS

James Hardie Q2 FY21 Results

GROUP RESULTS OVERVIEW

	Q2'21	1H'21
Sales Volume	1,041.8 mmsf ↑ 8%	1,953.7 mmsf ↑ 2%
Net Sales	US$736.8 M ↑ 12%	US$1,363.1 M ↑ 4%
Adjusted EBIT[1]	US$163.1 M ↑ 22%	US$288.0 M ↑ 11%
Adjusted Net Operating Profit[2]	US$120.5 M ↑ 22%	US$209.8 M ↑ 11%
Operating Cash Flow		US$416.8 M ↑ 66%

1 Excludes asbestos related expenses and adjustments and restructuring expenses

2 Excludes asbestos related expenses and adjustments, tax adjustments and restructuring expenses

- Group Net Sales increased 12% in Q2 and 4% in the first half
- Adjusted EBIT increased 22% in Q2, driven by:
  - North America increased US$23.9 million (+19%)
  - Europe increased €4.2 million (+81%)
  - APAC increased A$14.6 million (+37%)
  - Group Corporate Cost expense increased US$13.0 million
- Adjusted EBIT increased 11% in the first half, driven by:
  - North America increased US$41.3 million (+17%)
  - Europe decreased €0.9 million (-7%)
  - APAC increased A$12.8 million (+17%)
  - Group Corporate Cost expense increased US$21.7 million
- Adjusted NOPAT increased 22% in Q2 and 11% in the first half
  - Significant increase in Adjusted EBIT
  - Higher Adjusted income tax expense
- Operating cash flow increased US$165.0 million (+66%) driving improved liquidity and financial flexibility

Record Group Quarterly Results

Net Sales, Adjusted EBIT, Adjusted NOPAT, and Operating Cash Flow

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James Hardie Q2 FY21 Results

NORTH AMERICA SUMMARY

	Q2'21	1H'21
Sales Volume	686.7 mmsf ↑ 11%	1,296.4 mmsf ↑ 5%
Net Sales	US$515.0 M ↑ 12%	US$966.8 M ↑ 6%
Adjusted EBIT[1]	US$148.6 M ↑ 19%	US$279.5 M ↑ 17%
Adjusted EBIT Margin[1]	28.9 % ↑ 1.8 pts	28.9 % ↑ 2.8 pts

[1] *Excludes restructuring expenses*

- Exteriors volume increased 11% in Q2 and +6% in the first half
  - Continued to gain share through customer engagement and integration
- Interiors volume increased 7% in Q2 and decreased -2% in the first half
- Adjusted EBIT growth of +19% in Q2 and +17% in the first half driven by:
  - Lean manufacturing savings
  - Lower pulp costs
  - Lower SG&A
  - Partially offset by higher freight costs in Q2
- First half Adjusted EBIT margin increased from 26.1% to 28.9%

Continued, Strong Growth Above Market and Outstanding Adjusted EBIT Margin (29%)





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James Hardie Q2 FY21 Results EUROPE SUMMARY Q2'21 1H'21 • Net Sales increased 8% in Q2: 209.9 mmsf 402.1 mmsf ◦ Fiber Cement Net Sales €: +14% in Q2 Sales Volume 7% -1% ◦ Fiber Gypsum Net Sales €: +7% in Q2 €85.3 M €160.7 M Net Sales • Net Sales decreased 2% in the first half due to impact of COVID-19 8% -2% pandemic, specifically UK and France government-imposed €9.4 M €11.4 M shutdowns in the first quarter: Adjusted EBIT1 81% -7% ◦ Fiber Cement Net Sales €: -2% in the first half 11.1% 7.4% ◦ Fiber Gypsum Net Sales €: -2% in the first half Adjusted EBIT Margin1 4.5 pts -0.1 pts • Q2 Adjusted EBIT Margin of 11.1% 11.1% 7.4 % EBIT Margin excluding2 1.2 pts -2.9 pts 1 Excludes restructuring expenses 2 Excludes restructuring expenses in FY21 and costs associated with the Fermacell acquisition in FY20 Return to Top-Line and Bottom-Line Growth Page 13

James Hardie Q2 FY21 Results APAC SUMMARY Q2'21 1H'21 • Continued growth above market in Australia, volume 145.2 mmsf 255.2 mmsf Sales Volume +4% in Q2 and +2% in the first half 2% -8% • First half volume, gross profit and EBIT unfavorably A$170.6M A$309.3 M Net Sales impacted by government imposed COVID-19 4% -3% lockdowns in the Philippines and New Zealand during the first quarter A$54.1M A$87.7 M Adjusted EBIT1 37% 17% • Exiting non-profitable JH Systems business, beginning to shift New Zealand production to Australia and 31.7% 28.6 % Adjusted EBIT Margin1 geographic mix driving EBIT margin of 28.6% in the first 7.7 pts 5.1 pts half 1 Excludes restructuring expenses Strong Adjusted EBIT Growth and EBIT Margin Page 14

James Hardie Q2 FY21 Results GENERAL CORPORATE COSTS RESEARCH & DEVELOPMENT 1 Excludes asbestos related expenses and adjustments 1 Excludes restructuring expenses • Stock compensation expense increased • Customer Driven Innovation remains US$4.5 million in Q2 and US$11.6 core strategic pillar million in the first half • R&D relatively flat versus pcp • Increase in stock compensation expense driven by share price accretion • Product development R&D expenses of US$2.5 million in Q2 and US$4.5 million • Legal expenses increased US$4.4 million for first half, included within the NA, in Q2 and US$9.4 million in the first half APAC and EU segments, increased 14% in Q2 and 5% in the first half Page 15

James Hardie Q2 FY21 Results

GROUP RESULTS – Q2

US$ Millions	Q2'21	Q2'20	US$ Change	% Change
EBIT				
North America Fiber Cement[1]	$ 148.6	$ 124.7	23.9	19%
Asia Pacific Fiber Cement[1]	38.7	27.0	11.7	43%
Europe Building Products[1]	11.1	5.8	5.3	91%
Other Businesses	-	(0.5)	0.5	
Research & Development[1]	(6.4)	(6.9)	0.5	7%
General Corporate[2]	(28.9)	(15.9)	(13.0)	(82%)
Adjusted EBIT	163.1	134.2	28.9	22%
Adjusted interest, net[2]	(12.8)	(14.6)	1.8	12%
Other (expense) income	(0.2)	0.1	(0.3)	
Adjusted operating profit before income tax	150.1	119.7	30.4	25%
Adjusted income tax expense[3]	(29.6)	(21.1)	(8.5)	(40%)
Adjusted net operating profit	$ 120.5	$ 98.6	21.9	22%
Adjusted effective tax rate	19.7%	17.6%		

1 Excludes restructuring expenses

2 Excludes Asbestos related expenses and adjustments

3 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

- Adjusted EBIT increased 22%
  - Strong segment performance:
    - North America Adjusted EBIT up US$23.9 million and 19%
    - APAC Adjusted EBIT up A$14.6 million and 37%
    - Europe Adjusted EBIT up €4.2 million and 81%
  - Offset by higher stock compensation expense
- Adjusted net interest expense down 12% due to no outstanding balance on our Revolving Credit Facility ("RCF"), driven by strong cash flow
- Adjusted net operating profit up 22% to US$120.5 million

Adjusted EBIT and Adjusted NOPAT are All Time Quarterly Highs

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James Hardie Q2 FY21 Results

GROUP RESULTS – FIRST HALF

US$ Millions	1H'21	1H'20	US$ Change	% Change
EBIT				
North America Fiber Cement[1]	279.5	238.2	41.3	17%
Asia Pacific Fiber Cement[1]	61.0	51.8	9.2	18%
Europe Building Products[1]	13.5	13.7	(0.2)	(1%)
Other Businesses	-	(0.1)	0.1	
Research & Development[1]	(12.4)	(13.1)	0.7	5%
General Corporate[2]	(53.6)	(31.9)	(21.7)	(68%)
Adjusted EBIT	288.0	258.6	29.4	11%
Adjusted interest, net[2]	(25.5)	(28.5)	3.0	11%
Other expense	-	(0.1)	0.1	
Adjusted operating profit before income tax	262.5	230.0	32.5	14%
Adjusted income tax expense[3]	(52.7)	(41.2)	(11.5)	(28%)
Adjusted net operating profit	209.8	188.8	21.0	11%
Adjusted effective tax rate	20.1%	17.9%		

1 Excludes restructuring expenses

2 Excludes Asbestos related expenses and adjustments

3 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

- Adjusted EBIT increased 11%
  - Strong segment performance:
    - North America Adjusted EBIT up US$41.3 million and 17%
    - APAC Adjusted EBIT up A$12.8 million and 17%
  - Offset by lower Europe Adjusted EBIT and higher stock compensation expense
- Adjusted net interest expense decreased 11% due to lower average RCF balance driven by strong cash flow
- Adjusted ETR of 20.1% in-line with Q1FY21 estimate

Adjusted NOPAT of US$209.8 Million, up 11% versus pcp

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James Hardie Q2 FY21 Results

CASH FLOWS

US$ Millions	1H'21	1H'20	Change %
Cash provided by operations	416.8	251.8	66 %
Cash used in investing	(25.4)	(177.8)	(86 %)
Cash used in financing	(130.4)	(54.1)	

Higher operating cash flows, up 66%

- Integrated with our customers to drive sales and share gain, while integrating our supply chain to reduce inventory
- Inventory reductions totaling US$83.7 million since 31 March 2020

Lower cash used in investing activities

- Lower capital expenditures in FY21

Higher cash used in financing activities

- Higher repayment of debt balances in the current period driven by strong operational cash flows

CAPITAL EXPENDITURES


CAPEX Spend
US$ Millions
140
120
100
80
60
40
20
0
63.8
59.6
14.1
30.6
1H'20
1H'21
Maintenance & Other
Capacity

CAPEX spend for the half year of US$44.7 million

- Carole Park, Australia brownfield expansion expected to be commissioned in the third quarter of FY21
- Prattville, AL, USA greenfield expansion:
  - Sheet Machine #1 expected to be commissioned in the fourth quarter of FY21
  - Sheet Machine #2 planned to be commissioned in mid-calendar year 2021
- Capital Expenditures will be approximately US$120 million in FY21

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James Hardie Q2 FY21 Results

LIQUIDITY PROFILE ON 30 SEPTEMBER 2020


Debt Profile
Millions
US$250[1]
US$500
€400/ US$469[2]
US$800
€400/ US$469[2]
US$800
Available Facilities
Outstanding Debt
US Senior Notes
Bank Facilities
EUR Senior Notes
Accordion

[1] *Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved*

2 *Based on exchange rate as of 30 September 2020*

3 *Includes debt issuance costs (US$14.6 million)*

Strong balance sheet

- US$885.9 million of liquidity on 30 September 2020
  - US$390.6 million cash and US$495.3 million available on RCF
- US$864.2 million net debt[3]

Corporate debt structure

- **US$400 million** 4.75% senior unsecured notes **maturing 2025 (callable in January 2021)**
- **€400 million** (US$469.4 million)[2] 3.625 % senior unsecured notes, **maturing 2026 (callable in October 2021)**
- **US$400 million** 5.00% senior unsecured notes **maturing 2028 (callable in January 2023)**
- **US$500 million** unsecured RCF, **maturing 2022**
- Do not anticipate accessing accordion feature of RCF

Leverage

- ~1.32x leverage ratio

Strong Cash and Liquidity Position

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James Hardie Q2 FY21 Results CAPITAL MANAGEMENT We periodically review our capital structure and capital allocation objectives and expect the following capital management focus in the short term: • Maintain flexibility through market volatility; • Invest in capacity expansion to support organic growth; • Invest in market led innovation to drive organic growth; • Reduce gross debt by US$400 million by the end of FY21; and • Reinstate dividends beginning with a full year FY21 ordinary dividend to be announced in May 2021. Pay Down Debt and Reinstate Dividends Page 20

James Hardie Q2 FY21 Results FULL YEAR FY21 GUIDANCE Management reaffirms full year FY21 Adjusted net operating profit1 guidance range of US$380 million and US$420 million The comparable full year Adjusted net operating profit for FY20 was US$352.8 million James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which we operate, as well as its impact on the new construction and repair and remodel building markets. The COVID-19 pandemic remains volatile and continues to evolve, and the full impact of the pandemic on James Hardie’s business and future financial performance remains uncertain. James Hardie’s guidance is based on current estimates and assumptions and is subject to a number of known and unknown uncertainties and risks, including those related to the COVID-19 pandemic and set forth in our Media Release in “Forward-Looking Statements.” 1 Adjusted Net Operating Profit: In FY21 excludes asbestos related expenses and adjustments, and restructuring expenses Page 21

QUESTIONS

APPENDIX

James Hardie Q2 FY21 Results DEPRECIATION AND AMORTIZATION US$ Millions Three Months and Half Year Ended 30 September Q2'21 Q2'20 1H'21 1H'20 Depreciation and amortization North America Fiber Cement $ 21.7 $ 22.0 $ 42.9 $ 44.0 Asia Pacific Fiber Cement 3.0 3.2 5.8 6.2 Europe Building Products 6.2 5.7 12.3 11.1 Other Businesses - 0.1 - 0.2 Research and Development 0.3 0.3 0.6 0.5 General Corporate 0.7 0.7 1.5 1.6 Total Depreciation and amortization $ 31.9 $ 32.0 $ 63.1 $ 63.6 Page 24

James Hardie Q2 FY21 Results ASBESTOS CLAIMS DATA Claims Received First Half ended 30 September 2020: 353 312 289 • Net cash outflow was 13% below actuarial expectations 196 156 134 • Gross cash outflow was 13% below actuarial expectations • Claims received were 7% below actuarial estimates and Q2'21 Q2'21 Q2'20 1H'21 1H'21 1H'20 18% below pcp Actuals Actuarial Actuals Actuals Actuarial Actuals Estimates Estimates • Number of claims settled were flat compared to pcp Average Claim Settlement (A$)1 296,000 296,000 296,000 • Average claim settlement was 23% below actuarial 281,000 estimates and 19% below pcp 234,000 227,000 Q2'21 Q2'21 Q2'20 1H'21 1H'21 1H'20 Actuals Actuarial Actuals Actuals Actuarial Actuals Estimates Estimates 1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claims Page 25

James Hardie Q2 FY21 Results NON-US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed Consolidated Financial Statements Definitions EBIT – Earnings before interest and tax EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volume mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege generic defects in certain fiber cement products and systems, breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs Page 26

James Hardie Q2 FY21 Results NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross- references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements: Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net Sales Net Sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling general and administrative expenses Selling general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies Page 27

James Hardie Q2 FY21 Results NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents Adjusted EBIT US$ Millions Three Months and Half Year Ended 30 September Q2'21 Q2'20 1H'21 1H'20 EBIT $ 146.5 $ 152.6 $ 196.3 $ 285.1 Asbestos: Asbestos adjustments 16.3 (18.8) 80.0 (27.3) AICF SG&A expenses 0.3 0.4 0.6 0.8 Restructuring expenses - - 11.1 - Adjusted EBIT $ 163.1 $ 134.2 $ 288.0 $ 258.6 Net sales 736.8 660.1 1,363.1 1,316.9 Adjusted EBIT margin 22.1% 20.3% 21.1% 19.6% North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses US$ Millions Three Months and Half Year Ended 30 September Q2'21 Q2'20 1H'21 1H'20 North America Fiber Cement Segment EBIT $ 148.6 $ 124.7 $ 277.0 $ 238.2 Restructuring expenses - - 2.5 - North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses $ 148.6 $ 124.7 $ 279.5 $ 238.2 North America Fiber Cement Segment net sales 515.0 459.6 966.8 911.9 North America Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses 28.9% 27.1% 28.9% 26.1% Page 28

James Hardie Q2 FY21 Results

NON-US GAAP FINANCIAL MEASURES

Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months and Half Year Ended 30 September			
	Q2'21	Q2'20	1H'21	1H'20
Asia Pacific Fiber Cement Segment EBIT	$ 38.7	$ 27.0	$ 57.6	$ 51.8
Restructuring expenses	-	-	3.4	-
Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses	$ 38.7	$ 27.0	$ 61.0	$ 51.8
Asia Pacific Fiber Cement Segment net sales	122.1	112.6	213.4	220.6
Asia Pacific Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses	31.7%	24.0%	28.6%	23.5%

Europe Building Products Segment Adjusted EBIT excluding restructuring expenses and costs associated with the acquisition

US$ Millions	Three Months and Half Year Ended 30 September			
	Q2'21	Q2'20	1H'21	1H'20
Europe Building Products Segment EBIT	$ 11.1	$ 5.8	$ 8.4	$ 13.7
Restructuring expenses	-	-	5.1	-
Europe Building Products Segment Adjusted EBIT excluding restructuring expenses	$ 11.1	$ 5.8	$ 13.5	$ 13.7
Costs associated with the acquisition	-	2.9	-	5.3
Europe Building Products Segment Adjusted EBIT excluding restructuring expenses and costs associated with the acquisition	$ 11.1	$ 8.7	$ 13.5	$ 19.0
Europe Building Products Segment net sales	99.7	87.9	182.9	183.8
Europe Building Products Segment Adjusted EBIT margin excluding restructuring expenses	11.1%	6.6%	7.4%	7.5%
Europe Building Products Segment Adjusted EBIT margin excluding restructuring expenses and costs associated with the acquisition	11.1%	9.9%	7.4%	10.3%

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James Hardie Q2 FY21 Results NON-US GAAP FINANCIAL MEASURES Research and Development Segment Adjusted EBIT excluding restructuring expenses US$ Millions Three Months and Half Year Ended 30 September Q2'21 Q2'20 1H'21 1H'20 Research and Development Segment EBIT $ (6.4) $ (6.9) $ (12.5) $ (13.1) Restructuring expenses - - 0.1 - Research and Development Segment Adjusted EBIT excluding restructuring expenses $ (6.4) $ (6.9) $ (12.4) $ (13.1) Adjusted interest, net US$ Millions Three Months and Half Year Ended 30 September Q2'21 Q2'20 1H'21 1H'20 Interest, net $ (12.7) $ (14.2) $ (25.3) $ (27.9) AICF interest income, net 0.1 0.4 0.2 0.6 Adjusted interest, net $ (12.8) $ (14.6) $ (25.5) $ (28.5) Page 30

James Hardie Q2 FY21 Results

NON-US GAAP FINANCIAL MEASURES

Adjusted net operating profit

US$ Millions	Three Months and Half Year Ended 30 September			
	Q2'21	Q2'20	1H'21	1H'20
Net operating profit	$ 86.8	$ 103.1	$ 96.2	$ 189.6
Asbestos:				
Asbestos adjustments	16.3	(18.8)	80.0	(27.3)
AICF SG&A expenses	0.3	0.4	0.6	0.8
AICF interest income, net	(0.1)	(0.4)	(0.2)	(0.6)
Restructuring expenses	-	-	11.1	-
Tax adjustments[1]	17.2	14.3	22.1	26.3
Adjusted net operating profit	$ 120.5	$ 98.6	$ 209.8	$ 188.8

Adjusted effective tax rate

US$ Millions	Three Months and Half Year Ended 30 September			
	Q2'21	Q2'20	1H'21	1H'20
Operating profit before income taxes	$ 133.6	$ 138.5	$ 171.0	$ 257.1
Asbestos:				
Asbestos adjustments	16.3	(18.8)	80.0	(27.3)
AICF SG&A expenses	0.3	0.4	0.6	0.8
AICF interest income, net	(0.1)	(0.4)	(0.2)	(0.6)
Restructuring expenses	-	-	11.1	-
Adjusted operating profit before income taxes	$ 150.1	$ 119.7	$ 262.5	$ 230.0
Income tax expense	(46.8)	(35.4)	(74.8)	(67.5)
Tax adjustments[1]	17.2	14.3	22.1	26.3
Adjusted income tax expense	$ (29.6)	$ (21.1)	$ (52.7)	$ (41.2)
Effective tax rate	35.0%	25.6%	43.7%	26.3%
Adjusted effective tax rate	19.7%	17.6%	20.1%	17.9%

[1] Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

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Q2 FY21 MANAGEMENT PRESENTATION 10 November 2020